UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VALENTIS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

91913E02

(CUSIP Number)

Ronald L. Fein

Stutman, Treister & Glatt Professional Corporation

1901 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

(310) 228-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harris Toibb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,209,273

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,209,273

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D is filed in respect of shares of common stock, $0.001 par value per share ("Common Stock") of Valentis, Inc., a Delaware corporation ("Valentis"), the principal executive offices of which are located at 863A Mitten Road, Burlingame, California 94010.

Item 2.	Identity and Background
a. The person filing this statement on Schedule 13D is Harris Toibb.
b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.
c. Mr. Toibb is engaged in real estate development and personal investments.
d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.      Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Toibb is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Toibb, Toibb Investment LLC, a California limited liability company (“Toibb Investment”), and certain other parties entered into a certain Securities Purchase Agreement, dated June 24, 2005 (the “Securities Purchase Agreement”), with Valentis.  Toibb Investment is a entity indirectly owned and controlled by Mr. Toibb.  Pursuant to the Securities Purchase Agreement, (a) Mr. Toibb purchased, through his IRA retirement account, 151,200 shares of Common Stock (the “Toibb Shares”) and warrants (the “Toibb Warrants”) to purchase 75,600 shares (one warrant share for every two shares of Common Stock purchased) of Common Stock for an aggregate purchase price of $378,000, or a price per unit of $2.50, and (b) Toibb Investment purchased 40,400 shares of Common Stock (the “Toibb Investment Shares”) and warrants (the “Toibb Investment Warrants”) to purchase 20,200 shares (one warrant share for every two shares of Common Stock purchased) of Common Stock for an aggregate purchase price of $101,000, or a price per unit of $2.50.  The Toibb Warrants and the Toibb Investment Warrants have an exercise price of $3.51 per share and are exercisable at any time from June 24, 2005 through and until June 24, 2010.  Mr. Toibb utilized personal funds to purchase the Toibb Shares and will utilize personal funds to exercise the Toibb Warrants.  Personal funds of Mr. Toibb were utilized to purchase the Toibb Investment Shares and will be utilized to exercise the Toibb Investment Warrants.  The Toibb Shares, Toibb Warrants, Toibb Investment Shares and Toibb Investment Warrants were acquired directly from Valentis in a transaction not involving a public offering.

During the period March 31, 2005 through May 9, 2005, Mr. Toibb through his IRA retirement account made a series of open market purchases through registered broker-dealers aggregating a total of 157,611 shares of Common Stock at an average price per share of approximately $2.51, for an aggregate purchase price of $395,332.95 (the "Toibb Open Market Purchases").  Mr. Toibb utilized personal funds to make the purchases.

During the period March 22, 2005 through June 15, 2005, Toibb Investment made a series of open market purchases through registered broker-dealers aggregating a total of 764,262 shares of Common Stock at an average price per share of approximately $2.68, for an aggregate purchase price of $2,050,471.15 (the "Toibb Investment Open Market Purchases").  Personal funds of Mr. Toibb were utilized in the purchases.

Purchases made by Toibb Investment on June 10, 2005, resulted in Mr. Toibb beneficially owning more than 5% of the Common Stock issued and outstanding.

Item 4.	Purpose of Transaction

Mr. Toibb purchased the Toibb Shares and the Toibb Investments Shares for investment purposes and if the Toibb Warrants and Toibb Investment Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

Mr. Toibb purchased the Common Stock in the Toibb Open Market Purchases and the Toibb Investment Open Market Purchases for investment purposes.

Mr. Toibb may continue to acquire shares of Common Stock for investment purposes over a period of time and, although he has no present intentions to do so, he may sell some or all of his holdings at such times and in such amounts as he determines to be consistent with his investment objectives.

Mr. Toibb presently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

Item 5.	Interest in Securities of the Issuer
a. Mr. Toibb beneficially owns 1,209,273 shares of Common Stock. Mr. Toibb's ownership represents 8.1% of the Common Stock issued and outstanding.
b. Mr. Toibb has sole voting power and sole dispositive power with respect to 1,209,273 shares of the Common Stock.

c.      On June 24, 2005 the purchases by Mr. Toibb and Toibb Investment under the Securities Purchase Agreement were completed.  Pursuant to the Securities Purchase Agreement, (a) Mr. Toibb purchased, through his IRA retirement account, 151,200 shares of Common Stock (the “Toibb Shares”) and warrants (the “Toibb Warrants”) to purchase 75,600 shares (one warrant share for every two shares of Common Stock purchased) of Common Stock for an aggregate purchase price of $378,000, or a price per unit of $2.50, and (b) Toibb Investment purchased 40,400 shares of Common Stock (the “Toibb Investment Shares”) and warrants (the “Toibb Investment Warrants”) to purchase 20,200 shares (one warrant share for every two shares of Common Stock purchased) of Common Stock for an aggregate purchase price of $101,000, or a price per unit of $2.50.  The Toibb Warrants and the Toibb Investment Warrants have an exercise price of $3.51 per share and are exercisable at any time from June 24, 2005 through and until June 24, 2010.  Mr. Toibb utilized personal funds to purchase the Toibb Shares and will utilize personal funds to exercise the Toibb Warrants.  Personal funds of Mr. Toibb were utilized to purchase the Toibb Investment Shares and will be utilized to exercise the Toibb Investment Warrants.  The Toibb Shares, Toibb Warrants, Toibb Investment Shares and Toibb Investment Warrants were acquired directly from Valentis in a transaction not involving a public offering.

The Toibb Warrants and the Toibb Investment Warrants contain provisions which provide, upon the occurrence of certain specific events and conditions described therein, for (i) the deemed mandatory cashless exercise of the Toibb Warrants and Toibb Investment Warrants on their expiration date, (ii) the ability of Valentis to force the holders to exercise the Toibb Warrants and the Toibb Investment Warrants, (iii) antidulition protection and (iv) limitations on exercise based upon a holders percentage ownership of the Common Stock then outstanding at the time of exercise.  In connection with the Securities Purchase Agreement, Mr. Toibb and Toibb Investment received certain registration rights with respect to the Toibb Shares and the Toibb Investment Shares and with respect to the shares of Common Stock acquired upon the exercise of the Toibb Warrants and the Toibb Investment Warrants.

During the period March 31, 2005 through April 15, 2005, Mr. Toibb through his IRA retirement account made a series of open market purchases aggregating a total of 75,857 shares of Common Stock at an average price per share of approximately $2.55, for an aggregate purchase price of $193,387.11.  Mr. Toibb utilized personal funds to make the purchases.

During the period March 22, 2005 through March 30, 2005, Toibb Investment made a series of open market purchases aggregating a total of 294,000 shares of Common Stock at an average price per share of approximately $2.54, for an aggregate purchase price of $746,547.16.  Personal funds of Mr. Toibb were utilized in the purchases.

On April 18, 2005, Toibb Investment purchased 38,762 shares of Common Stock in the open market for an aggregate purchase price of $93,436.99, or a price per share of approximately $2.41.  Personal funds of

Mr. Toibb were utilized in the purchase.

On April 19, 2005, Mr. Toibb through his IRA retirement account purchased 1,900 shares of Common Stock in the open market for an aggregate purchase price of $4,560, or a price per share of $2.40.  Personal funds of Mr. Toibb were utilized in the purchase.

On April 19, 2005, Toibb Investment purchased 15,000 shares of Common Stock in the open market for an aggregate purchase price of $36,542, or a price per share of approximately $2.44.  Personal funds of Mr. Toibb were utilized in the purchase.

On April 26, 2005, Mr. Toibb through his IRA retirement account purchased 700 shares of Common Stock in the open market for an aggregate purchase price of $1,743, or a price per share of $2.49.  Personal funds of Mr. Toibb were utilized in the purchase.

On April 29, 2005, Mr. Toibb through his IRA retirement account purchased 19,300 shares of Common Stock in the open market for an aggregate purchase price of $47,401, or a price per share of approximately $2.46.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 2, 2005, Mr. Toibb through his IRA retirement account purchased 2,500 shares of Common Stock in the open market for an aggregate purchase price of $6,169, or a price per share of approximately $2.47.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 3, 2005, Mr. Toibb through his IRA retirement account purchased 27,500 shares of Common Stock in the open market for an aggregate purchase price of $68,378.94, or a price per share of approximately $2.49.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 4, 2005, Mr. Toibb through his IRA retirement account purchased 10,000 shares of Common Stock in the open market for an aggregate purchase price of $24,900, or a price per share of $2.49.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 5, 2005, Mr. Toibb through his IRA retirement account purchased 16,992 shares of Common Stock in the open market for an aggregate purchase price of $41,785.48, or a price per share of approximately $2.46.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 6, 2005, Mr. Toibb through his IRA retirement account purchased 2,800 shares of Common Stock in the open market for an aggregate purchase price of $6,859, or a price per share of $2.45.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 9, 2005, Mr. Toibb through his IRA retirement account purchased 62 shares of Common Stock in the open market for an aggregate purchase price of $149.42, or a price per share of $2.41.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 25, 2005, Toibb Investment purchased 27,000 shares of Common Stock in the open market for an aggregate purchase price of $67,500, or a price per share of $2.50.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 26, 2005, Toibb Investment purchased 40,000 shares of Common Stock in the open market for an aggregate purchase price of $101,200, or a price per share of $2.53.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 27, 2005, Toibb Investment purchased 30,000 shares of Common Stock in the open market for an aggregate purchase price of $78,000, or a price per share of $2.60.  Personal funds of Mr. Toibb were utilized in the purchase.

On May 31, 2005, Toibb Investment purchased 27,000 shares of Common Stock in the open market for an aggregate purchase price of $71,070, or a price per share of approximately $2.63.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 1, 2005, Toibb Investment purchased 25,000 shares of Common Stock in the open market for an aggregate purchase price of $66,250, or a price per share of $2.65.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 10, 2005, Toibb Investment purchased 20,000 shares of Common Stock in the open market for an aggregate purchase price of $57,000, or a price per share of $2.85.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 13, 2005, Toibb Investment purchased 85,000 shares of Common Stock in the open market for an aggregate purchase price of $244,800, or a price per share of $2.88.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 14, 2005, Toibb Investment purchased 12,500 shares of Common Stock in the open market for an aggregate purchase price of $38,125, or a price per share of $3.05.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 15, 2005, Toibb Investment purchased 150,000 shares of Common Stock in the open market for an aggregate purchase price of $450,000, or a price per share of $3.00.  Personal funds of Mr. Toibb were utilized in the purchase.

The purchases made by Toibb Investment on June 10, 2005 resulted in Mr. Toibb beneficially owning more than 5% of the Common Stock issued and outstanding.

d. None.
e. Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2005
Date
/s/ Harris Toibb
Signature
Harris Toibb, an Individual
Name/Title